

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2020

Monte Brem
Chairman and Co-Chief Executive Officer
StepStone Group Inc.
450 Lexington Avenue, 31st Floor
New York, NY 10017

> **Re: StepStone Group Inc.**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form S-1**
> **Submitted March 2, 2020**
> **CIK No. 0001796022**

Dear Mr. Brem:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement Submitted March 2, 2020

Management, page 159

1. As exhibits to your registration statement, please file consents for the director nominees Scott W. Hart, Jose A. Fernandez, and Michael I. McCabe, pursuant to Rule 438 of the Securities Act.

Monte Brem
StepStone Group Inc.
March 13, 2020
Page 2

　　　You may contact Ben Phippen at 202-551-3697 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or J. Nolan McWilliams at 202-551-3217 with any other questions.

　　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　　Office of Finance

cc:　　Andrew L. Fabens